UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934


                                (Amendment No. )*


                                 LIVEWORLD, INC.
                                 ---------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    53838Q109
                                    ---------
                                 (CUSIP Number)


                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [_] Rule 13d-1(b)

                                [_] Rule 13d-1(c)

                                [x] Rule 13d-1(d)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  53838Q109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                        J. Walter Thompson U.S.A., Inc.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                       0
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                  4,625,666
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                       0
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  4,625,666
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    4,625,666

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      14.1%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       CO

--------------------------------------------------------------------------------

CUSIP No.  53838Q109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                  WPP Group plc

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                 United Kingdom

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                       0
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                  4,625,666
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                       0
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  4,625,666
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    4,625,666

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      14.1%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       CO

--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

                                 LiveWorld, Inc.

--------------------------------------------------------------------------------
Item 1(b). Address of Issuer's Principal Executive Offices:

                       4340 Stevens Creek Blvd., Suite 101
                           San Jose, California 95129

--------------------------------------------------------------------------------
Item 2(a). Name of Person(s) Filing:

                         J. Walter Thompson U.S.A., Inc.
                                  WPP Group plc

--------------------------------------------------------------------------------
Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of J. Walter Thompson U.S.A., Inc. is 466 Lexington Avenue, New York, New York 10017.

The address for WPP Group plc is 27 Farm St., W1J 5RJ, London, England.

--------------------------------------------------------------------------------
Item 2(c). Citizenship:

J. Walter Thompson U.S.A., Inc. is a Delaware corporation.

WPP Group plc is a  corporation  formed  under the laws of  England  and  Wales.
--------------------------------------------------------------------------------
Item 2(d). Title of Class of Securities:

                    Common Stock, par value $0.001 per share

--------------------------------------------------------------------------------
Item 2(e). CUSIP Number:

                                    53838Q109

--------------------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

        (a)  [_] Broker or dealer registered under section 15 of the Act.

        (b)  [_] Bank as defined in section 3(a)(6) of the Act.

        (c)  [_] Insurance company as defined in section 3(a)(19) of the Act.

        (d)  [_] Investment    company   registered   under  section  8  of  the
                 Investment Company Act of 1940.

        (e)  [_] An    investment     adviser    in    accordance    with   Rule
                 13d-1(b)(1)(ii)(E);

        (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h)  [_] A  savings   association  as  defined  in  Section  3(b) of the
                 Federal Deposit Insurance Act;

        (i)  [_] A  church   plan that is  excluded  from the  definition  of an
                 investment company under Section 3(c)(14) of the Investment Company Act of 1940;

        (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

--------------------------------------------------------------------------------
Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

As of the date of this filing, J. Walter Thompson U.S.A., Inc. beneficially owns an aggregate of 4,625,666 shares of Common Stock of the Issuer (the "Shares"), including 2,625,666 shares of Common Stock and 2,000,000 shares of Common Stock issuable upon the exercise of warrants.

WPP Group plc indirectly owns 100% of J. Walter Thompson U.S.A., Inc. and, in this capacity, may be deemed to have shared power to vote, direct the vote, dispose or direct the disposition of the Shares.

     (b)  Percent of class:

          Represents approximately 14.1% of the Issuer's Common Stock, based on 30,862,811 issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 10-QSB filed on November 9, 2007.

     (c)  Number of shares as to which the Reporting Persons have:

          (i)  Sole power to vote or to direct the vote:
               J. Walter Thompson U.S.A., Inc.  0 shares
               WPP Group plc                    0 shares

          (ii) Shared  power to vote or to direct the vote:
               J. Walter  Thompson U.S.A., Inc. 4,625,666 shares
               WPP Group plc                    4,625,666 shares

          (iii) Sole power to dispose or to direct the disposition of:
                J. Walter Thompson U.S.A., Inc. 0 shares
                WPP Group plc                   0 shares

          (iv) Shared power to dispose or to direct the disposition of:
               J. Walter Thompson U.S.A., Inc.  4,625,666 shares
               WPP Group plc                    4,625,666 shares

--------------------------------------------------------------------------------
Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

--------------------------------------------------------------------------------
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 9. Notice of Dissolution of Group.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 10. Certifications.

     (a)  Not applicable

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

     "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 14, 2008
                                        (Date)

                                        J. WALTER THOMPSON U.S.A., INC.

                                        By: /s/ Richard Pollet
                                            -------------------
                                            Name: Richard Pollet
                                            Title: Executive Vice President,
                                                   General Counsel and Secretary


                                        WPP GROUP PLC

                                        By: /s/ Paul W.G. Richardson
                                            ------------------------
                                            Name: Paul W.G. Richardson
                                            Title: Group Finance Director



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).